UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 20)

Frontier Airlines, Inc
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
(Title of Class of Securities)

359065109
---------------------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
141 Linden Street, Suite 4
Wellesley, MA  02482-7910
781-283-8500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

November 16, 2001
--------------------------------------------------------------------------------
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the
following box [   ].

(Continued on following pages)

(Page 1 of 15 Pages)

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 2 OF 15 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,753,143
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,753,143
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
1,753,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
6.04%
14	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 3 OF 15 PAGES




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B III Capital Partners, L.P.
	04-3341099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,744,143
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,744,143
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
1,744,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
6.01%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 4 OF 15 PAGES



1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital III, LLC
	04-3317544
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,744,143
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,744,143
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
1,744,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
6.01%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 5 OF 15 PAGES



1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	The October Fund, Limited Partnership
	04-3504882
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		9,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		9,000
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
9,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.03%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 6 OF 15 PAGES



1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	October G.P., LLC
	04-3504881
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		9,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		9,000
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
9,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.03%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 7 OF 15 PAGES

ITEM 1.	SECURITY AND ISSUER:

	This Amendment No. 20 to Schedule 13D ("Amendment No. 20") should be read in conjunction with the Schedule 13D dated April 24, 1998 ("Schedule 13D"), Amendment No. 1 dated May 25, 1998, Amendment
No. 2 dated May 25, 1998, Amendment No. 3 dated November 6, 1998, Amendment No. 4 dated December 1, 1998, Amendment No. 5 dated
February 19, 1999, Amendment No. 6 dated June 23, 1999, Amendment
No. 7 dated July 12, 1999, Amendment No. 8 dated April 7, 2000,
Amendment No. 9 dated April 7, 2000, Amendment No. 10 dated July 10,
2000, Amendment No. 11 dated September 29, 2000, Amendment No. 12 dated October 24, 2000, Amendment No. 13 dated November 17, 2000, Amendment No. 14 dated November 29, 2000, Amendment No. 15 dated
January 10, 2001, Amendment No. 16 dated January 22, 2001,
Amendment No. 17 dated February 19, 2001, Amendment No. 18 dated
March 21, 2001 and Amendment No. 19 dated March 21, 2001
(collectively, "Amendment Nos. 1 through 19") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 20 amends the Schedule 13D and Amendment Nos. 1 through 19 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D or Amendment Nos. 1 through 19.

	This filing of Amendment No. 20 is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

	This statement relates to shares of the common stock, $.001 par value (the "Shares") of Frontier Airlines, Inc. (the "Company"). The principal executive offices of the Company are located at Frontier Center One, 7001 Tower Road, Denver, CO 80249-7312.

ITEM 2.	IDENTITY AND BACKGROUND:

	The first and second paragraphs in Item 2 are deleted in their entirety and replaced with the following:

This statement is being filed jointly by DDJ Capital Management, LLC ("DDJ"), a Massachusetts limited liability company, B III Capital Partners, L.P., a Delaware limited partnership (the "Fund"), DDJ Capital III, LLC, a Delaware limited liability company, The October Fund,

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 8 OF 15 PAGES

Limited Partnership, a Massachusetts limited partnership ("October") and October G.P., LLC, Delaware limited liability company. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates." DDJ Capital III, LLC is the general partner of, and DDJ is the investment manager for, the Fund. October G.P., LLC is the general partner of, and DDJ is the investment manager for, October.

	The Shares described herein are owned by the Fund and October. The principal office of each of DDJ and the DDJ Affiliates are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02482.

ITEM 3. 	SOURCES AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:

	Item 3 is amended by adding the following:

	Shares purchased/sold by the Funds since March 21, 2001 are set forth on the attached Schedule B. See also Item 5 with respect to the writing and settlement of Call Options and Put Options.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER:

	Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below:

	(a)	The Fund owns, and DDJ Capital III, LLC and DDJ
beneficially own as general partner and investment manager, respectively, of the Fund, 1,744,143 Shares (including the warrants to purchase 525,000 Shares, see Item 3), or approximately 6.01% of the outstanding Shares of the Company. October owns, and October G.P., LLC and DDJ beneficially own, as general partner and investment manager, respectively, of October, 9,000 Shares, or approximately 0.03% of the outstanding
Shares of the Company. DDJ, as investment manager to the Fund and October, beneficially owns 1,753,143 Shares, or approximately 6.04% of the outstanding Shares of the Company.

	Paragraph (c) in Item 5 is amended by adding the following:

On May 29, 2001, the Fund wrote 750 November 2001 Call Options with a strike price of $17.50 in consideration for cash in the amount of $114,371.12. All such Call Options were traded on public markets and therefore there are no written agreements.

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 9 OF 15 PAGES

On May 31, 2001, the Fund wrote 1,000 July 2001 Call Options with a strike price of $17.50 in consideration for cash in the amount of $97,496.66. All such Call Options were traded on public markets and therefore there are no written agreements.

On July 27, 2001, the Fund wrote 1,000 February 2002 Call Options with a strike price of $17.50 in consideration for cash in the amount of $152,494.83. All such Call Options were traded on public markets and therefore there are no written agreements.

On August 3, 2001, the Fund wrote 1,000 February 2002 Call Options with a strike price of $17.50 in consideration for cash in the amount of $127,495.66. All such Call Options were traded on public markets and therefore there are no written agreements.

On August 3, 2001, the Fund wrote 1,000 November 2001 Call Options with a strike price of $17.50 in consideration for cash in the amount of $74,347.43. All such Call Options were traded on public markets and therefore there are no written agreements.

On August 10, 2001, the Fund wrote 550 February 2002 Call Options with a strike price of $10.00 in consideration for cash in the amount of $276,118.24. All such Call Options were traded on public markets and therefore there are no written agreements.

On August 10, 2001, the Fund wrote 1,520 February 2002 Call Options with a strike price of $12.50 in consideration for cash in the amount of $486,231.66. All such Call Options were traded on public markets and therefore there are no written agreements.

On August 10, 2001, the Fund wrote 520 February 2002 Call Options with a strike price of $15.00 in consideration for cash in the amount of $113,096.18. All such Call Options were traded on public markets and therefore there are no written agreements.

On August 10, 2001, the Fund wrote 20 November 2001 Call Options with a strike price of $10.00 in consideration for cash in the amount of $9,749.67. All such Call Options were traded on public markets and therefore there are no written agreements.

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 10 OF 15 PAGES

On August 13, 2001, the Fund wrote 1,500 February 2002 Call Options with a strike price of $15.00 in consideration for cash in the amount of $142,000.16. All such Call Options were traded on public markets and therefore there are no written agreements.

On August 13, 2001, the Fund wrote 1,750 November 2001 Call Options with a strike price of $15.00 in consideration for cash in the amount of $110,246.20. All such Call Options were traded on public markets and therefore there are no written agreements.

On September 6, 2001, the Fund wrote 2,000 November 2001 Call
Options with a strike price of $12.50 in consideration for cash in the amount of $155,994.66. All such Call Options were traded on public markets and therefore there are no written agreements.

On September 7, 2001, the Fund wrote 1,000 February 2002 Call Options with a strike price of $17.50 in consideration for cash in the amount of $24,499.13. All such Call Options were traded on public markets and therefore there are no written agreements.

On September 17, 2001, the Fund wrote 10 February 2002 Call Options with a strike price of $15.00 in consideration for cash in the amount of $234.99. All such Call Options were traded on public markets and therefore there are no written agreements.

On September 21, 2001, the Fund wrote 1,000 February 2002 Call Options with a strike price of $12.50 in consideration for cash in the amount of $23,499.16. All such Call Options were traded on public markets and therefore there are no written agreements.

On October 10, 2001, the Fund wrote 520 February 2002 Call Options with a strike price of $12.50 in consideration for cash in the amount of $45,857.23. All such Call Options were traded on public markets and therefore there are no written agreements.

On October 10, 2001, the Fund wrote 235 November 2001 Call Options with a strike price of $12.50 in consideration for cash in the amount of $13,864.52. All such Call Options were traded on public markets and therefore there are no written agreements.

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 11 OF 15 PAGES

On October 10, 2001, October wrote 15 November 2001 Call Options with a strike price of $12.50 in consideration for cash in the amount of $884.96 All such Call Options were traded on public markets and therefore there are no written agreements.

On October 11, 2001, the Fund wrote 1,200 May 2002 Call Options with a strike price of $15.00 in consideration for cash in the amount of $119,299.93. All such Call Options were traded on public markets and therefore there are no written agreements.

On October 23, 2001, the Fund wrote 1,000 December 2001 Call Options with a strike price of $12.50 in consideration for cash in the amount of $62,997.83. All such Call Options were traded on public markets and therefore there are no written agreements.

On October 23, 2001, the Fund wrote 1,000 December 2001 Call Options with a strike price of $10.00 in consideration for cash in the amount of $167,594.33. All such Call Options were traded on public markets and therefore there are no written agreements.

On October 25, 2001, the Fund wrote 1,015 February 2002 Call Options with a strike price of $12.50 in consideration for cash in the amount of $99,334.66. All such Call Options were traded on public markets and therefore there are no written agreements.

On October 25, 2001, the Fund wrote 35 February 2002 Call Options with a strike price of $12.50 in consideration for cash in the amount of $3,596.12. All such Call Options were traded on public markets and therefore there are no written agreements.

On October 26, 2001, the Fund wrote 1,000 May 2002 Call Options with a strike price of $15.00 in consideration for cash in the amount of $87,997.00. All such Call Options were traded on public markets and therefore there are no written agreements.

On November 5, 2001, the Fund wrote 750 November 2001 Call Options with a strike price of $10.00 in consideration for cash in the amount of $137,867.84. All such Call Options were traded on public markets and therefore there are no written agreements.

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 12 OF 15 PAGES

On November 13, 2001, the Fund wrote 300 December 2001 Call Options with a strike price of $10.00 in consideration for cash in the amount of $65,247.80. All such Call Options were traded on public markets and therefore there are no written agreements.

On June 22, 2001, the Fund wrote 700 July 2001 Put Options with a strike price of $17.50 in consideration for cash in the amount of $434,237.46. All such Put Options were traded on public markets and therefore there are no written agreements.

On November 15, 2001, 15 November 2001 Call Options written by
October with a strike price of $12.50 (reported above) were exercised by the holder thereof. Accordingly, October delivered 1,500 shares of Common Stock and received consideration of $19,859.37.

On November 16, 2001, 3,005 November 2001 Call Options written by the Fund with a strike price of $12.50 (reported above) were exercised by the holder thereof. Accordingly, the Fund delivered 300,500 shares of Common Stock and received consideration of $3,874,835.20.

On June 25, 2001, 6 July 2001 Put Options written by the Fund with a strike price of $17.50 (reported above) were exercised by the holder thereof. Accordingly, the Fund received 600 shares of Common Stock and paid consideration of $6,790.20.

On June 26, 2001, 4 July 2001 Put Options written by the Fund with a strike price of $17.50 (reported above) were exercised by the holder thereof. Accordingly, the Fund received 400 shares of Common Stock and paid consideration of $4,526.80.

On June 28, 2001, 386 July 2001 Put Options written by the Fund with a strike price of $17.50 (reported above) were exercised by the holder thereof. Accordingly, the Fund received 38,600 shares of Common Stock and paid consideration of $436,064.20.

On July 20, 2001, 304 July 2001 Put Options written by the Fund with a strike price of $17.50 (reported above) were exercised by the holder thereof. Accordingly, the Fund received 30,400 shares of Common Stock and paid consideration of $344,036.80.

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 13 OF 15 PAGES


Signature:
========

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DDJ CAPITAL MANAGEMENT, LLC

By:	/ s / Judy K. Mencher
	-------------------------------------------
	Judy K. Mencher
	Member

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 14 OF 15 PAGES


SCHEDULE B
===========

Frontier Airlines, Inc.
======================

	Set forth below is an itemization of all purchases and sales of Shares of Common Stock since March 21, 2001. The transactions were made for cash in open market transactions.

	TYPE:
	PURCHASE		AGGREGATE
DATE	OR SALE	SHARES	PRICE


5/30/01	SALE	30,000	$497,363.90
6/22/01	PURCHASE	14,300	$156,603.59
6/25/01	PURCHASE	1,300	$14,339.00
6/26/01	PURCHASE	5,000	$55,000.00
7/20/01	SALE	66,900	$1,036,928.74
8/10/01	PURCHASE	10,000	$147,300.00
8/10/01	SALE	10,000	$149,195.01
8/14/01	SALE	25,000	$347,623.38
8/15/01	SALE	12,500	$173,409.20
8/16/01	PURCHASE	1,000	$13,875.00
8/16/01	SALE	7,100	$98,838.63
8/17/01	SALE	15,400	$216,672.30
8/20/01	SALE	6,500	$89,715.20
8/21/01	SALE	16,900	$234,188.99
8/22/01	SALE	12,500	$169,756.82
8/23/01	SALE	71,500	$966,494.55
9/17/01	PURCHASE	14,400	$105,923.52
9/18/01	PURCHASE	22,200	$189,155.10
9/19/01	PURCHASE	2,500	$19,825.00
9/20/01	PURCHASE	2,500	$19,825.00
9/21/01	PURCHASE	10,000	$63,300.00
9/24/01	PURCHASE	40,000	$290,252.00
9/25/01	PURCHASE	3,000	$20,790.00
9/26/01	PURCHASE	5,000	$34,650.00
10/9/01	PURCHASE	1,700	$15,436.00

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 15 OF 15 PAGES

11/5/01	SALE	25,800	$305,227.01
11/6/01	SALE	100,000	$1,214,579.41
11/7/01	SALE	20,000	$85,480.68
11/9/01	SALE	12,500	$152,619.90
11/14/01	SALE	30,000	$369,263.66
11/15/01	SALE	30,000	$389,086.99
11/16/01	SALE	65,100	$897,666.46
11/19/01	SALE	71,000	$1,023,714.80
11/20/01	SALE	12,500	$180,398.97
11/23/01	SALE	11,600	$164,263.27